

June 26, 2024

Lan Huang
Chief Executive Officer
BeyondSpring Inc.
100 Campus Drive, West Side, 4th Floor, Suite 410
Florham Park, NJ 07932

>**Re: BeyondSpring Inc.**
>**Registration Statement on Form F-3**
>**Filed June 12, 2024**
>**File No. 333-280153**

Dear Lan Huang:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3

General

1. We note your ownership of several PRC subsidiaries, including your majority interest in your Chinese subsidiary that owns 100% of the rights to your lead product candidate in China. We further note that a portion of your assets are located in China, that you maintain an office and have employees in China, and that the majority of your patients for certain clinical trials for your lead product candidate are in China. Please clarify for us whether any of your officers or directors are also located in China. In addition, to the extent that you do not conduct the majority of your operations in China, please provide us with your analysis supporting this. To the extent that you conduct the majority of your operations in China, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021 and the

Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023.

<u>Signatures, page II-5</u>

2.   Please amend your registration statement to include the signatures of your principal financial officer and your controller or principal accounting officer, signing in such capacities. Refer to the instructions regarding signatures in Form F-3.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jessica Dickerson at 202-551-8013 or Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Hong, Esq.